Filed pursuant to Rule 424(b)(4)
Registration No. 333-163073
PROSPECTUS

3,220,000 Shares

Sharps Compliance Corp.

Common Stock

This is a public offering of common stock. We are offering 500,000 shares of our common stock and the selling stockholders identified in this prospectus are offering 2,720,000 shares of our common stock. See “Selling Stockholders.” We will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus.

The underwriters have an option to purchase a maximum of 77,146 additional shares from us and 405,854 additional shares from certain selling stockholders on the same terms and conditions to cover over-allotments of shares, if any.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SMED.” The last reported sale price of the common stock on December 9, 2009 was $10.45 per share. As of December 9, 2009, the aggregate market value of our outstanding voting and nonvoting common stock held by non-affiliates was $69,301,422, which was calculated based on 6,631,715 shares of outstanding common stock held by non-affiliates and on a price per share of $10.45, the closing price of our common stock on December 9, 2009. We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period ending on, and including, December 9, 2009. So long as the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates remains below $75.0 million, we will not sell our securities in primary offerings under one or more registration statements filed pursuant to General Instruction I.B.6 of Form S-3 where the aggregate market value of such securities sold in such offerings exceeds one-third of the aggregate market value of the voting and non-voting common equity held by our non-affiliates in any 12-month period.

Investing in our securities involves risks. We urge you to carefully review and consider the information under the heading “Risk Factors” beginning on page 11 of this prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Offering Price	$9.75	$31,395,000

Discounts and commissions to underwriters	$0.585	$1,883,700

Offering proceeds to Company, before expenses	$9.165	$4,582,500

Offering proceeds to selling stockholders, before expenses	$9.165	$24,928,800

The underwriters expect to deliver the shares of common stock to purchasers on or about December 14, 2009.

Sole Book-Running Manager

William Blair & Company
Barrington Research

The date of this prospectus is December 9, 2009.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information, and you should not rely on any information not contained in or incorporated by reference into this prospectus. We, the selling stockholders and the underwriters, are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date hereof regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations or prospects may have changed between the date hereof and the date of delivery of this prospectus or any sale of shares of our common stock. In case there are any differences or inconsistencies between this prospectus and the information incorporated by reference herein, you should rely on the information in the document with the most recent date.

Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement of which the accompanying prospectus constitutes a part or to a document incorporated or deemed to be incorporated by reference in the registration statement, each of those statements being qualified in all respects by this reference.

Market data and industry statistics used in this prospectus are based on independent industry publications and other publicly available information.

As used in this prospectus, the terms “Company,” “we,” “our,” “ours” and “us” refer to Sharps Compliance Corp. and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus contain certain forward-looking statements and information relating to the Company and its subsidiaries that are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company’s management. When used in this prospectus, the words “anticipate”, “believe”, “expect”, “estimate”, “project” and “intend” and words or phrases of similar import, as they relate to the Company or its subsidiaries or Company management, are

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intended to identify forward-looking statements. Such statements reflect the current risks, uncertainties and assumptions related to certain factors, including without limitation, competitive factors, general economic conditions, customer relations, relationships with vendors, governmental regulation and supervision, distribution networks, product introductions and acceptance, technological change, changes in industry practices, one-time events and other factors described herein. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, projected or intended. The Company does not intend to update these forward-looking statements.

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SUMMARY

This summary highlights selected information about us contained elsewhere or incorporated by reference in this prospectus and about this offering of shares. Because this is only a summary, it does not contain all of the information you should consider before investing in our common stock. This prospectus includes specific terms of the offering and information about our business and financial data. You should read carefully this entire prospectus, including the matters set forth under the caption “Risk Factors” beginning on page 11 and the information incorporated by reference in this prospectus before making an investment decision.

Company Overview

We are a leading full-service provider of cost-effective disposal solutions for medical waste and unused dispensed medications generated outside of the hospital and large healthcare facility setting, serving more than 4,000 customers in all 50 states. Our solutions facilitate the proper disposal of numerous types of medical waste and unused dispensed medications, including hypodermic needles, lancets and other devices or objects used to puncture or lacerate the skin, or sharps, and unused dispensed prescription drugs and medications. We serve customers in multiple markets such as government (federal, state and local), home healthcare, retail clinics and immunizing pharmacies, pharmaceutical manufacturers, professional offices (physicians, dentists and veterinarians), hospitality (including assisted living facilities, hotels, motels and restaurants), consumers, commercial, industrial and agriculture, and distributors to many of the aforementioned markets. We assist our customers in determining which of our 15 distinct solution offerings best fits their needs for the collection, storage, return transportation and treatment of their or their patients’ medical waste and unused dispensed medications. Our differentiated approach provides our customers the flexibility to return and ultimately dispose of their or their patients’ medical waste or unused dispensed medications through pre-paid mail services primarily through the United States Postal Service, or USPS, or to a lesser extent the United Parcel Service, or UPS. We believe our easy-to-use and convenient solutions cost up to 50% less than traditional pick-up services for treatment of medical waste outside of the hospital or large healthcare facility setting. Furthermore, we provide comprehensive tracking and reporting tools that enable our customers to meet complex medical waste disposal and unused dispensed patient medication compliance requirements. The Company’s fully-integrated operations are a key factor leading to its success and continued growth. Since 2008, our revenue growth has accelerated significantly, increasing from $12.8 million for the fiscal year ended June 30, 2008 to $20.3 million for the fiscal year ended June 30, 2009, representing a year-over-year growth rate of 58.1%. Revenues for the most recent quarter ended September 30, 2009 were $15.4 million, up 260.2% from $4.3 million during the same quarter in 2008.

In February 2009, we signed a five year contract (one year plus four option years) with a federal government agency for a $40 million program to provide our comprehensive Medical Waste Management Systemtm, or Sharps®MWMStm, which is a rapid-deployment solution offering designed to provide medical waste collection, storage and treatment in the event of natural disasters, pandemics, man-made disasters, or other national emergencies. Sharps®MWMStm is unique in that the solution also offers warehousing, inventory management, training, data and other services necessary to provide a comprehensive solution. The Company received a $28.5 million purchase order for products and services to be provided during the first contract year of which $3 million was billed in the quarter ended March 31, 2009, $3 million in the quarter ended June 30, 2009 and $11 million in the quarter ended September 30, 2009. Based upon the current production schedule, we expect to recognize $11.5 million of revenue in the quarter ending December 31, 2009. The remaining $11.5 million is expected to be recognized during fiscal years 2011 through 2014 as the program moves from the production phase to the maintenance phase. The successful launch of this program demonstrates the attractiveness of our integrated, full-service system that enables government agencies and commercial organizations to completely outsource the planning and execution of their emergency preparedness and disaster relief planning as it relates to medical waste handling and rapid response capabilities. We believe this program will generate additional demand from other government agencies at the federal, state and local level as well as commercial organizations looking to address medical waste as part of their emergency preparedness programs. In addition, we continue to add similar full-service, patient support programs with major pharmaceutical manufacturers whereby we provide a customized Sharps Disposal by Mail System® along with fulfillment, inventory management, storage and data services, as well as provide critical patient usage data that assists the manufacturers in assessing drug effectiveness and compliance.

The Centers for Disease Control and Prevention, or CDC, and the United States Environmental Protection Agency, or EPA, estimate that there are over three billion used syringes disposed of annually outside of the hospital setting in the United States. In addition, industry experts estimate that as much as 40% of dispensed medications outside of the hospital setting in the United States goes unused, generating an estimated 200 million pounds of pharmaceuticals potentially polluting our environment and placing our citizens at risk for accidental poisonings. We estimate the market for our solutions (outside of the hospital and large healthcare facilities) to be over $1 billion per year for medical waste disposal and over $1 billion for the proper disposal of unused dispensed medications.

We believe that demand for our cost-effective medical waste management solutions has been increasing due to several factors. First, communities, consumers, government and healthcare and commercial organizations are increasingly becoming aware of the need to properly dispose of medical waste and unused dispensed medication as federal and state regulatory bodies continue to provide guidance and enact legislation which mandate the proper disposal of medical waste outside the hospital setting to protect the general public and workers from potential exposure to contagious diseases and health and safety risks. Second, there is heightened public awareness and growing demand for influenza and H1N1 vaccines that are driving demand for our solutions both in the short-term to address immediate flu shot needs and in the long-term as the public increasingly obtains its immunizations from retail locations and clinics. Finally, we believe that customers in many of the sectors we serve, such as physicians, dentists, veterinarians, clinics and assisted living facilities, are becoming aware of alternatives to the traditional medical waste pick-up service and the lower cost (up to 50% savings) and convenience associated with the Sharps Disposal By Mail System®.

According to the CDC, the percentage of patients reporting influenza like illness increased to 5.1% for the first week of October 2009, up from only 1.0% for the same period in 2008. Increased public awareness of the spread of the H1N1 flu strain has driven record numbers to get flu shots, and the popularity of flu shots at non-hospital retail locations has grown rapidly as well. Walgreens reported that in the first two weeks of offering flu shots in September, it administered more than 1 million immunizations, nearly matching the 1.2 million immunizations it administered for the entire 2008-2009 flu season. These trends should drive increased demand for our solutions both in the short-term to address immediate flu shot needs and in the long-term as the public increasingly obtains its immunizations other than from hospitals or large healthcare facilities.

Our principal executive offices are located at 9220 Kirby Drive, Suite 500, Houston, Texas. Our telephone number at that location is (713) 432-0300. We currently have 48 employees. We have warehouse operations in Houston, Texas and College Park, Georgia, and own and operate a primary treatment facility in Carthage, Texas that houses our processing and treatment operations. We are committed to mitigating the effects of medical waste and unused dispensed medications on the environment and our citizens through our environmentally conscious treatment process. Our incinerator located within this facility has a capacity to treat up to 30 tons of waste per day, and is currently permitted for a capacity of 11 tons of waste per day. We also operate an autoclave system that is permitted to treat up to seven tons of medical waste per day at the same facility. Autoclaving is a process that treats medical waste with steam at high temperature and pressure to kill pathogens, and is a cost-effective alternative to traditional incineration. This system supplements the disposal treatment capacity of the facility and is utilized alongside the incinerator for day-to-day operations. We believe that our facility is one of only ten permitted commercial disposal facilities in the United States capable of treating all types of medical waste and unused dispensed medications.

Solutions Overview

We offer a broad line of product and service solutions to meet the medical waste and unused dispensed medications disposal management needs of our customers. Our primary solutions include the following:

Sharps Disposal by Mail System®: a comprehensive solution for the containment, transportation, destruction and tracking of medical waste generated outside the hospital and large healthcare facility setting. The Sharps Disposal by Mail System® includes a securely sealed, leak and puncture resistant sharps container in several sizes ranging from one quart to eighteen gallons; USPS approved shipping carton with pre-paid priority mail postage; absorbent material inside the container that can safely hold up to 150 milliliters of fluids; a red bag for additional containment; and complete documentation and tracking manifest. The Sharps Disposal by Mail System® is transported to our treatment facility for disposal. Upon destruction of the waste, we provide electronic proof of destruction documentation to the customer through our proprietary SharpsTracertm system.

RxTakeAwaytm: a comprehensive solution that facilitates the proper disposal of unused dispensed medications. The solution provides a means for individual consumers, communities and facilities, such as pharmacies, assisted living facilities, long-term care facilities, mail-order pharmacies and correctional operations, to dispose of unused dispensed medications other than controlled substances and consists of customized containment, transportation, destruction and tracking services. Our proprietary tracking system, DrugTracertm, is designed for tracking unused dispensed medications, which assists pharmaceutical manufacturers in monitoring drug usage and provides critical data for patient management and compliance. Our proprietary tracking system is a highly value-added component of our solution as it enhances pharmaceutical manufacturers’ ability to monitor patient drug usage.

Sharps®MWMStm: a comprehensive solution designed for rapid deployment in emergency situations that features the Sharps Disposal By Mail System® and RxTakeAwaytm products combined with warehousing, inventory management, training, data and other services. Sharps®MWMStm is designed to be an integral part of governmental and commercial emergency preparedness programs for large scale or catastrophic situations such as natural disasters, pandemics, terrorist events, or other national emergencies. Also available with the Sharps®MWMStm is the Sharps® Rx Recovery and Reporting System, which delivers a turn-key approach to the collection, storage, audit, treatment and documentation of unused dispensed medications. The Medical Waste Management Systemtm can be used in virtually any location where patients may be treated or shots administered. This system is designed to be portable, allowing medical waste to be collected where it is generated, properly stored, and transported with no special pick-up arrangements.

SharpsTracertm: a comprehensive solution that provides customers with an electronic record of receipt and destruction of their waste to meet regulatory requirements. SharpsTracertm eliminates the need for traditional paper-based methods of tracking and is designed to enhance customer efficiencies with automatic evidence of proof of destruction and market data capabilities. This cost-effective and regulatory compliant tracking and documentation system is an important part of our full-service and comprehensive suite of solutions.

Other Solutions: a wide variety of other logistical products solutions including Pitch-Ittm IV Poles, Trip LesSystem®, Sharps Pump Return Box, Sharps Enteral Pump Return Box, Sharps Secure® Needle Disposal System, Sharps SureTemp Tote®, IsoWash® Linen Recovery System, Biohazard Spill Clean-Up Kit and Disposal System and Sharps Environmental Services.

Market Overview

The CDC and the EPA estimate that there are over three billion used syringes disposed of annually in the United States outside of the hospital setting. We estimate that it would require 30 to 50 million Sharps Disposal by Mail System® products to properly dispose of all such syringes, which would equate to a market opportunity of over $1 billion. We estimate that we have penetrated approximately 1% of this market. Additionally, we believe that there has been and will continue to be a significant increase in self-injectable medications utilized by patients, further increasing the number of syringes used and disposed of in the United States.

Industry experts estimate that approximately 40% of the dispensed medication from four billion annual prescriptions in the United States goes unused, resulting in over 200 million pounds of pharmaceuticals which can adversely affect the environment if disposed of improperly. Most unused dispensed medications are either (i) disposed of untreated in the garbage or flushed down the toilet, ending up in landfills and polluting rivers and water supply systems, lakes and streams with trace amounts of unused dispensed medications or (ii) stored in medicine cabinets that are accessible to children and teenagers. Improperly disposed of or diverted unused dispensed medications have been shown to increase the risk of accidental poisoning of citizens, including children and teenagers. The Company has estimated that the market for the proper disposal of unused dispensed medications outside the hospital setting is over $1 billion.

We continue to take advantage of the many opportunities in our markets served as communities, consumers, governments and industries become more aware of the need for the proper disposal of medical sharps and unused dispensed medications. There have been several key events that have contributed to this education process, including:

•	in December 2004, the EPA issued its new guidelines for the proper disposal of medical sharps, revising the previous guidance that advised patients to dispose of used syringes in the trash;

•	in July 2006, the states of California and Massachusetts passed legislation designed to mandate appropriate disposal of sharps waste necessary to protect the general public and workers from potential exposure to contagious diseases and health and safety risks;

•	beginning September 1, 2008, California’s legislation regulating sharps disposal became effective and began to be enforced, making it illegal to dispose of used sharps through the normal garbage disposal system. Other states, such as Massachusetts and Louisiana, have enacted similar measures that became effective in 2008 and 2009, respectively. Currently, seven states ban the disposal of used syringes in the trash and five states are considering or have introduced similar legislation, while the remaining states operate under the EPA guidance noted above;

•	in August 2008, the United States House of Representatives and Senate introduced bills which, if enacted, would provide for Medicare reimbursement, under part D, for the safe and effective disposal of used needles and syringes; and

•	in October 2009, California passed Senate Bill 486 requiring drug companies that market and sell prescribed medications that are routinely injected at home to submit plans to the California Integrated Waste Management Board on or before July 1, 2010 (and annually thereafter) describing how they support safe needle collection and disposal programs for patients using their drugs.

Among the methods of disposal recommended as part of the above noted regulatory actions are mail-back programs such as the solutions we offer. We believe that other states will continue introducing similar legislation and that these developments will drive additional demand for our solutions.

Competitive Strengths

We believe our competitive strengths include the following:

Leading comprehensive provider of cost-effective medical waste management solutions.

We offer a broad line of solutions to meet the medical and pharmaceutical waste management needs of our customers. Through partnerships with the USPS and UPS, we are able to offer our mail-based services at a significantly lower cost to customers as compared to the traditional model of physical pick-up from individual locations. In contrast to route-based service providers which generally make periodic pick-ups whether customers need them or not and charge higher prices to cover transportation and labor expenses, our mail-based service is a convenient, on-demand, reduced cost option to better serve our customers. Our proprietary

SharpsTracertm tracking and documentation systems provide customers a comprehensive electronic record of receipt and destruction of their waste to meet regulatory requirements. Our Medical Waste Management Systemtm provides a complete solution for customers seeking to completely outsource the management of all aspects of their waste management, including warehousing, inventory management, training, and data collection in addition to disposal services. While competitors may attempt to replicate our mail-based return services, we believe the ability to offer such a comprehensive, value-added turnkey solution is a significant competitive advantage.

Environmentally-conscious solution provider.

In addition to providing cost-effective solutions for our customers, we are committed to mitigating the effects of medical and pharmaceutical waste on the environment through our disposal processes and marketing efforts. Most used sharps and unused dispensed medications are currently disposed of untreated in the garbage, ending up in landfills and polluting rivers, lakes and streams with trace amounts of pharmaceuticals. Our products and services provide an environmentally cleaner alternative disposal process. Additionally, rather than simply incinerate all of the medical waste received at our destruction facility, we use an autoclave system to clean, sanitize and shred the waste, reducing its volume by up to 85%. Salvageable material can then be recycled, and incineration of the remaining waste is much less harmful to the environment. The use of recycled paper and plastic materials for our products further demonstrates our total commitment to environmentally sound business practices. As an organization, we are a leading proponent for the development of solutions for the safe disposal of sharps and unused dispensed medications in the community and continually work to raise public awareness of the issue.

Vertically integrated full-service operations.

Our products and services encompass the entire range of the medical waste and unused dispensed medications disposal life cycle. We provide our customers with a wide variety of products and sizes to meet their individual needs. Various sizes of RxTakeAwaytm boxes provide similar customizability for our pharmaceutical customers. Once filled, these containers are shipped back to our treatment facility which has the capacity to process up to 37 tons of waste per day (currently permitted to process up to 18 tons of waste per day). We carefully track the movement of each shipment from mailing to ultimate disposal and provide confirmation to the customer for their records. By controlling all aspects of the process internally, we are able to provide a one-stop solution and simplify the tracking and record-keeping processes to meet regulatory requirements. Other products such as Pitch-Ittm IV Poles and pump return boxes meet additional specialized needs for the home healthcare industry.

Well-positioned to capitalize on the growing need for government and commercial preparedness to address emergency and disaster relief situations.

Federal and state government agencies as well as commercial organizations are increasingly focused on having programs in place for emergency and disaster relief situations such as natural disasters (hurricanes, flooding and earthquakes), pandemics (H1N1 flu strain), acts of terrorism (September 11) and other national emergencies. The Sharps®MWMStm is designed to be an integral part of governmental and commercial emergency preparedness programs. The successful launch of our government agency program demonstrates the attractiveness of our integrated, full-service solution that enables government agencies and commercial organizations to completely outsource the planning and execution of their emergency preparedness and disaster relief planning as it relates to medical waste handling and rapid response capabilities. We believe this program will generate additional demand from other government agencies at the federal, state and local level.

Increased state and federal regulatory attention.

As the movement to increase regulation of sharps and unused dispensed medications disposal gains momentum at both the state and federal level, we believe we are well positioned to benefit given our strict adherence to established standards and extensive documentation and records. Currently, seven states restrict the disposal of used sharps in household trash and 17 states have also introduced legislation to regulate the disposal of pharmaceuticals to reduce pollution of the environment. As state and federal enforcement of these statutes increases, more companies will turn to solutions such as ours to help manage their medical waste and regulatory compliance.

Diverse product markets.

We offer services and products to a wide variety of end markets. Our primary end markets ranked by revenue in fiscal year 2009 were home healthcare companies (36%), federal, state and local government agencies (30%), retail pharmacies and clinics (9%), pharmaceutical manufacturers (8%), professional physician, dental and veterinary clinics (5%), hotel, retirement and assisted living facilities (4%), commercial and industrial (2%) and agriculture (2%). Our primary end markets ranked by revenue in the quarter ended September 30, 2009 were federal, state and local government agencies (71%), home healthcare companies (10%), retail pharmacies and clinics (10%), professional physician, dental and veterinary clinics (3%), pharmaceutical manufacturers (2%), hotel, retirement and assisted living facilities (2%), agriculture (0.5%) and commercial and industrial (0.4%).

Highly scalable business model.

Because of our mail-based service model, we can add new business while leveraging our existing fixed cost structure. Until capacity limitations are reached on our incinerator and autoclave systems, our disposal facilities can accommodate significant additional volume, incurring only variable costs of transportation, storage and processing. Once we gain a new customer, our business typically increases as our customer grows without additional sales and marketing efforts due to the embedded nature of our products and the ease with which we can accommodate additional volume through larger container sizes or faster cycle times.

Experienced and accomplished management team.

Our senior management team has extensive industry experience, and is committed to the continued growth and success of our company. Dr. Burton Kunik, our Chairman and CEO, founded Sharps Compliance, Inc., now a wholly owned subsidiary of the Company, in 1994 and also founded two other medical waste management companies. In 2004, he was awarded the International Sharps Injury Prevention Award. Mr. David Tusa, CPA, Executive Vice President, CFO and Business Development, has over 25 years of financial, accounting, business and public company experience in multiple industries and in companies with revenues up to $500 million. Mr. Claude Dance, Senior Vice President of Sales and Marketing, has broad healthcare and reverse logistics industry experience at a variety of firms including Pharmerica, Cardinal Health and Wyeth Pharmaceuticals.

Growth Strategies

We plan to grow our business by employing the following primary growth strategies:

Further penetrate existing customers.

Many of our customers who currently use the Sharps Disposal by Mail System® could also benefit from the RxTakeAwaytm products or other specialized products. Although currently focused primarily on sharps disposal, pharmacies (including chains and mail order), assisted living facilities and other related organizations will develop needs for our other product lines as they expand their patient service offerings. As an entrenched and value-added supplier of disposal solutions, we believe we are well-positioned to capture incremental business from our existing customers.

We believe the recent passage of new regulations, such as California Senate Bill 486, will generate the sale of additional patient support programs with pharmaceutical manufactures as they respond to the requirements of the legislation. We have programs in place with six pharmaceutical manufacturers and we believe we are the leader in providing solutions of this type to this market.

Increase adoption of our product lines among federal, state and local government agencies.

We believe that our recent successful launch of a $40 million MWMStm program for a federal government agency could lead to additional business from other government agencies at the federal, state and local level. In addition, we believe there are additional sales opportunities with the current federal government agency, including additional products and services, as well as the potential for more Medical Waste Management Systemtm orders. These successful orders demonstrate the attractiveness of our integrated, full-service system that allows government agencies to completely outsource the planning and execution of their disaster relief programs as they relate to medical waste handling and rapid response capabilities, which can be an asset to government agencies at all levels. Once the system has been proven at the government level, we expect additional growth through commercial emergency preparedness programs as well.

Enhance sales and marketing efforts.

Through the expansion of our sales force, development of additional marketing materials, increased use of trade magazine advertising and implementation of a call center for direct marketing efforts, we believe we can drive significant additional growth. Capitalizing on the increased regulatory attention directed at medical waste management initiatives, we have had significant contract wins at the state government level and received significant press coverage of our new RxTakeAwaytm product line. Additionally, given the recent H1N1 flu concerns and subsequent demand for flu shots and vaccines, our sales and marketing efforts are gaining substantial traction and our products are quickly becoming a more standard fixture in the retail channel.

Improve product and service awareness to attract new customers.

As we grow, we intend to focus additional marketing and sales efforts toward educating home healthcare providers, physician and dental clinics, pharmaceutical manufacturers, communities and government agencies of the benefits of our products and the need for safe and environmentally-friendly methods of medical waste disposal. We believe that the full-service nature of our product offerings, ease of our mail-based delivery system and convenience of our products will attract new customers who are not yet aware of the services we provide. In addition to providing a convenient, cost-effective solution to waste disposal, we believe future growth will be driven by the need for our customers to properly document and track the disposal of their hazardous waste to maintain compliance with new and existing legislation. We believe our participation in the legislative process and focus on accurate and thorough electronic tracking of waste disposal will provide substantial benefits to new customers looking to comply with new standards and promote environmentally cleaner business practices.

Develop new products and services.

We continue to develop new products and services including the Sharps® Medical Waste Management Systemtm, the RxTakeAwaytm line of products and the 18 gallon Medical Professional Sharps Disposal by Mail System®. These new product and service offerings allow us to gain further sales from existing customers as well as gain new customers who have a need for more comprehensive products. We will continue our efforts to develop new products and services designed to facilitate the proper and cost effective disposal of medical waste and of unused dispensed medications to better serve our customers and the environment. Additionally, we will continue to seek out and identify new small quantity medical waste generators and develop solutions to meet the needs of these new customer segments.

Recent Developments

On July 16, 2009, Cathedral City received a special award from the California Resource Recovery Association for its innovative, first-in-the-nation partnership with us to implement a free and confidential program to help residents safely dispose of used needles and syringes. It is estimated that approximately 1,400 Cathedral City residents have participated and prevented more than 480,000 used needles and syringes from unsafe disposal in landfills. We believe this to be a successful example of our partnerships with local governments and will continue to work with governments of all levels to implement similar programs utilizing our products across the nation.

On October 12, 2009, California passed Senate Bill 486 which requires pharmaceutical manufacturers who sell or distribute medications that are routinely injected at home to submit plans to the California Integrated Waste Management Board on or before July 1, 2010 describing how they support and provide safe syringe and needle collection and disposal programs for their patients. In California, approximately 389 million sharps a year are disposed of outside of traditional health care facilities by an estimated one million self-injectors. Although current laws in California prohibit the disposal of sharps in the solid waste or recycling stream, the majority are still disposed of improperly, causing damage to the environment and posing a severe risk of injury and disease to those who come in contact with used hypodermic needles, syringes and lancets. We provide several comprehensive and differentiated solutions for pharmaceutical manufacturers that support their efforts to ensure the safe and effective use of the medications they have developed while also providing the patients a convenient means of disposing of their sharps.

The Offering

Common stock offered by us	500,000 Shares

Common stock offered by the selling stockholders	2,720,000 Shares

Common stock to be outstanding after the offering	14,075,605 Shares

NASDAQ Capital Market symbol	SMED

Use of proceeds	We intend to use the net proceeds from the sale of shares by us in this offering for general corporate purposes. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” on page 17.

Risk factors	An investment in our common stock involves a high degree of risk. Before making an investment decision, investors should carefully consider the “Risk Factors” beginning on page 11 of this prospectus, as well as the other risks and uncertainties described in the documents that we file with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference.

The number of shares of our common stock that will be outstanding after the offering is based on the number of shares of common stock outstanding as of December 9, 2009 and does not include:

•	1,519,863 shares of common stock issuable upon exercise of outstanding options and having a weighted average exercise price of $2.21 per share; and

•	284,006 additional shares of common stock that are reserved for future grants, awards or sale under our stock plan.

Unless otherwise indicated, the information in this prospectus reflects and assumes no exercise by the underwriters of their option to purchase additional shares of common stock from us and certain selling stockholders to cover over-allotments.

Summary Consolidated Financial Data

The following table shows our summary consolidated statement of income for each of the fiscal years ended June 30, 2007, 2008 and 2009 and for the three months ended September 30, 2008 and 2009 and our summary consolidated balance sheet data as of September 30, 2009. The summary consolidated statement of income data for the fiscal years ended June 30, 2007, 2008 and 2009 are derived from our audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States, which are incorporated herein by reference. The summary consolidated statement of income data as of September 30, 2008 and 2009 and the balance sheet data as of September 30, 2009 have been derived from our unaudited financial statements, which are incorporated herein by reference and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period. This information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, and our quarterly Report on Form 10-Q for the quarter ended September 30, 2009, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing in each of those reports.

				Three Months Ended
	Fiscal Year Ended June 30,			September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
	(In thousands, except per share data)

CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues	$11,956	$12,841	$20,297	$4,270	$15,379
Costs and expenses:
Cost of revenues	6,943	7,770	9,841	2,420	4,488
Selling, general and administrative	3,946	4,783	6,092	1,163	1,814
Special charge(1)	138	68	512	—	—
Depreciation and amortization	203	221	388	77	95

Total costs and expenses	11,229	12,842	16,833	3,660	6,397

Operating income (loss)	727	(1)	3,464	610	8,982
Other income
Interest income, net	46	85	27	12	4
Other income	33	0	6	2	—

Total other income	79	86	33	14	4

Income before income taxes	806	85	3,497	624	8,986
Income tax expense (benefit)
Current	21	3	121	19	1,849
Deferred	—	—	(821)	—	1,318

Total income tax expense (benefit)	21	3	(700)	19	3,167

Net income	$785	$82	$4,197	$605	$5,819

Net income per common share
Basic	$0.07	$0.01	$0.33	$0.05	$0.44
Diluted	$0.06	$0.01	$0.30	$0.04	$0.40
Weighted average shares used in computing net income per common share:
Basic	11,161	12,313	12,908	12,662	13,373
Diluted	12,338	13,540	13,996	13,704	14,527

	As of September 30, 2009
	Actual	As Adjusted
	($ in thousands)

CONSOLIDATED BALANCE SHEET DATA (unaudited)
Cash and cash equivalents	$8,441	$12,724
Working capital(2)	$13,248	$17,531
Total assets	$23,001	$27,284
Stockholders’ equity	$16,107	$20,390

(1)	Special charge related to severance expenses.

(2)	Working capital is calculated by subtracting total current liabilities from total current assets.

RISK FACTORS

An investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus, before making an investment decision. Realization of these risks could materially adversely affect our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

Our business is dependent on a small number of customers. To the extent we are not successful in winning additional business mandates from our government and commercial customers or attracting new customers, our results of operations and financial condition would be adversely affected.

We are dependent on a small group of customers. In addition, there is an inherent concentration of credit risk associated with accounts receivable arising from sales to our major customers. For the quarter ended September 30, 2009, four customers represented approximately 82% of revenues, of which the contract with the government represented 71% of revenues. Those same four customers represented approximately 76%, or $5,046,479, of the total accounts receivable balance at September 30, 2009, of which the contract with the government represented 67% of receivables which was collected in October 2009. To the extent these significant customers are delinquent or delayed in paying or we are not successful in obtaining consistent and additional business from our existing and new customers, our results of operations and financial condition would be adversely affected.

We may be unable to manage our growth effectively.

We have experienced significant growth, with revenues increasing more than 58% for the fiscal year ended June 30, 2009 from the prior fiscal year and 260% for the three months ended September 30, 2009 from the first quarter of the prior fiscal year. This growth has placed and will continue to place significant demands on our financial, operational and management resources. In order to continue our growth, we may need to add operations, administrative and other personnel, and may need to make additional investments in the infrastructure and systems. There can be no assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems to the extent, and in the time, required.

The loss of the Company’s senior executives could affect the Company’s ability to manage the business profitability.

Sharps’ growth and development to date has been largely dependent on the active participation and leadership of its senior management team consisting of the Company’s Chairman and CEO, Executive Vice President and CFO and Senior Vice President of Sales. The Company believes that the continued success of the business is largely dependent upon the continued employment of the senior management team and has, therefore, (i) entered into individual employment agreements with key personnel and (ii) granted equity-based stock compensation to senior management members in order to provide an incentive for their continued employment with the Company. The unplanned loss of one or more members of the senior management team and our inability to hire key employees could disrupt and adversely impact the Company’s ability to execute its business plan.

The lack of customer long-term volume commitments could adversely affect the Company’s profits and future growth.

Although the Company does enter into exclusive contracts with the majority of its enterprise customers, these contracts do not have provisions for firm long-term volume commitments. In general, customer purchase orders may be canceled and order volume levels can be changed or delayed with limited or no penalties. Canceled, delayed or reduced purchase orders could significantly affect the financial performance of the Company.

An inability to maintain existing government contracts or win additional government contracts over an extended period could have a material adverse effect on our operations and adversely affect our future revenue.

A material amount of our revenues are generated through the contract with an agency of the U.S. government. Our revenues for the first year of the five year contract (one year plus four option years) are approximately $28.5 million ($6 million of which was recognized in fiscal year 2009, $11 million of which was recognized in the quarter ending September 30, 2009 and $11.5 million of which is expected to be recognized in the quarter ending December 31, 2009). The annual revenue attributable to this contract for years two through five is expected to be approximately $2.9 million. All contracts with, or subcontracts involving, the federal government are terminable, or subject to renegotiation, by the applicable governmental agency on 30 days notice, at the option of the governmental agency. If we fail to maintain or replace these relationships, or if a material contract is terminated or renegotiated in a manner that is materially adverse to us, our revenues and future operations could be materially adversely affected.

The inability of the Company to operate its treatment facility would adversely affect its operations.

The Company’s business utilizes a treatment facility for the proper disposal of medical waste and unused pharmaceuticals. The Company’s treatment facility has both incineration and autoclave technologies. The Company’s owned treatment facility is located in Carthage, Texas (Panola County). Prior to the purchase of the facility in January 2008, the Company operated the treatment facility since 1999 under a lease arrangement. The Company believes it operates and maintains the facility in compliance in all material respects with all federal, state and local laws and/or any other regulatory agency requirements involving solid waste disposal and the operation of the incinerator facility. The failure to maintain the permits for the treatment facility or unfavorable conditions contained in the permits could substantially impair our operations and reduce our revenues. Although the Company has an agreement with a secondary treatment facility to provide services in the event both the incinerator and autoclave are unavailable, any disruption in the availability of a disposal facility whether as a result of action taken by governmental authorities, natural disasters or otherwise would have an adverse affect on the Company’s operations and results of operations.

The Company is subject to extensive and costly federal, state and local laws and existing or future regulations may restrict the Company’s operations, increase our costs of operations and subject us to additional liability.

Sharps is subject to extensive federal, state, and/or local laws, rules and regulations. We are required to obtain permits, authorizations, approvals, certificates and other types of governmental permission from the EPA, Texas and the local governments in Carthage, Texas with respect to our treatment facility. Such laws, rules and regulations have been established to promote occupational safety and health standards and certain standards have been established in connection with the handling, transportation and disposal of certain types of medical and solid wastes, including mailed sharps. Sharps believes that it is currently in compliance in all material respects with all applicable laws and regulations governing its business, including the permits and authorizations for its incinerator facility. Our estimated annual costs of complying with these laws, regulations and guidelines is currently less than $100,000 per year. In the event additional laws, rules or regulations are adopted which affect our business, additional expenditures may be required in order for Sharps to be in compliance with such changing laws, rules and regulations. Furthermore, any material relaxation of any existing regulatory requirements governing the transportation and disposal of medical waste could result in a reduced demand for Sharps’ products and services and could have a material adverse effect on Sharps’ revenues and financial condition. The scope and duration of existing and future regulations affecting the medical and solid waste disposal industry cannot be anticipated and are subject to change.

In November 2005 and September 2009, the EPA and the Texas Commission on Environmental Quality promulgated new regulations under the Clean Air Act and associated state statutes which will affect the operations of the incineration facility located in Carthage, Texas. These regulations modify the emission limits and monitoring procedures required to operate an incineration facility. The new rules will necessitate changes to the Company’s owned incinerator and pollution control equipment at the facility or require installation of an alternative treatment method to ensure compliance. These regulations will also require the Company to obtain a Title V permit and conduct additional monitoring. Such changes will require the Company to incur significant capital expenditures in order to meet the requirements of the regulations. The Company has studied these amended regulations and their options, and decided in the interim to move forward with the process of adding alternative technology, autoclaving, which meets the EPA Clean Air Act requirements, for medical waste disposal which became fully operational in February 2009 at its current facility in Carthage, Texas. Autoclaving is a process that treats regulated waste with steam at high temperature and pressure to kill pathogens. Combining the autoclaving with a shredding or grinder process allows the waste to be disposed in a landfill operation. The Company believes autoclaving is environmentally cleaner and a less costly method of treating medical waste than incineration. Due to its continued growth, the Company anticipates that it will incur additional capital expenditures needed in order to meet the new air emission regulations. The additional capital expenditures are estimated to range from approximately $1.0 million to $2.5 million. These expenditures may allow the Company to increase the facility’s permitted incineration capacity from eleven tons per day to 40 tons per day. The amount of medical waste which can be treated through the incinerator is capped at 10% of the permitted capacity. As a result, the amount of medical waste we treat could potentially increase from 1.1 tons per day to four tons per day.

Aggressive pricing by existing competitors and the entrance of new competitors could drive down the Company’s profits and slow its growth.

There are several competitors who offer similar or identical products and services that facilitate the disposal of medical waste outside the hospital and large healthcare setting. There are also a number of companies that focus specifically on the marketing of products and services which facilitate disposal through transport by the USPS (similar to the Company’s products). These companies are typically smaller organizations or divisions of larger medical or solid waste companies. While Sharps does not believe it currently faces significant competition in the sharps disposal by mail business, it is likely that this could change as the Company continues its success and the awareness of the need for the proper disposal of medical waste and unused pharmaceuticals increases. As a result, we could experience increased pricing pressures that could reduce our margins. In addition, as we expand our business into other markets, the number, type, and size of our competitors will expand. Potential competitors could include large medical waste organizations, solid waste companies or reverse distributors. Many of these potential competitors may have greater financial and operational resources, flexibility to reduce prices and other competitive advantages that could reduce our current competitive advantages and market leadership position.

The Company’s stock has experienced, and may continue to experience, low trading volume and price volatility.

The Company’s common stock has been listed on The NASDAQ Capital Market (“NASDAQ”) under the symbol “SMED” since May 6, 2009. The daily trading volumes for the Company’s common stock are, and may continue to be, relatively small compared to many other publicly traded securities. Since trading on the NASDAQ, the Company’s average daily trading volume has been approximately 70,000 shares. It may be difficult for you to sell your shares in the public market at any given time at prevailing prices, and the price of the Company’s common stock may, therefore, be volatile.

The possibility of postal work interruptions and restrictions on shipping through the mail would adversely affect the disposal element of the Company’s business and have an adverse effect on our operations, results of operations and financial condition.

Sharps currently transports (from the patient or user to the Company’s treatment facility) the majority of its disposal products using USPS; therefore, any long-term interruption in USPS delivery services would disrupt the disposal element of the Company’s business. Postal delivery interruptions are rare. Additionally, since USPS employees are federal employees, such employees may be prohibited from engaging in or continuing a postal work stoppage, although there can be no assurance that such work stoppage can be avoided. As noted above, the Company entered into an arrangement with UPS whereby UPS transports the

Company’s Sharps Disposal by Mail System® products from the non-healthcare facility end user to the Company’s owned treatment facility. The Company began selling a UPS product to select markets in fiscal year 2007. Additionally, the Company is studying the feasibility of the use of a consolidator to transport the Sharps Disposal By Mail System® products from the patient or user to the Company’s treatment facility. The ability to ship items, whether through the USPS or UPS, is regulated by the government. Any change in regulation restricting the shipping of medical waste and unused pharmaceuticals through these channels would be detrimental to Sharps’ ability to conduct its operations. Notwithstanding the foregoing, any disruption in the transportation of disposal products would have an adverse effect on our operations, results of operations and financial condition.

As a government contractor, we are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

Governmental contracts or subcontracts involving governmental facilities are often subject to specific procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. If we fail to comply with any regulations, requirements or statutes, our existing governmental contracts or subcontracts involving governmental facilities could be terminated or we could be suspended from government contracting or subcontracting. If one or more of our governmental contracts or subcontracts are terminated for any reason, or if we are suspended or debarred from government work, we could suffer a significant reduction in expected revenues and profits. Furthermore, as a result of our governmental contracts or subcontracts involving governmental facilities, claims for civil or criminal fraud may be brought by the government for violations of these regulations, requirements or statutes.

The handling and treatment of regulated waste carries with it the risk of personal injury to employees and others.

Our business requires us to handle materials that may be infectious or hazardous to life and property in other ways. Although our products and procedures are designed to minimize exposure to these materials, the possibility of accidents, leaks, spills, and acts of God always exists. Human beings, animals or property could be injured, sickened or damaged by exposure to regulated waste. This in turn could result in lawsuits in which we are found liable for such injuries, and substantial damages could be awarded against us. While we carry liability insurance intended to cover these contingencies, particular instances may occur that are not insured against or that are inadequately insured against. An uninsured or underinsured loss could be substantial and could impair our profitability and reduce our liquidity.

Risks Related to this Offering

Our stock price has been and may continue to be volatile, and you may not be able to resell your shares at or above the offering price.

The price of our common stock after this offering may fluctuate widely, depending on many factors, including:

•	general economic conditions;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	the liquidity of our stock; and

•	the operating results of other companies in the medical waste industry.

In addition, renewed terrorist attacks, or threats of attacks, may contribute to global unrest, an economic slowdown and to instability in the United States and other global equity markets. All of these factors may increase the volatility of our stock price and could have an adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the offering price, and you could lose a significant part of your investment in the event you choose to sell your shares.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price and trading volume could decline and affect the price at which you could sell your shares.

The trading market for our common stock may be affected by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. No analyst currently publishes regular reports on us. If analysts do not cover us on a regular basis or if one or more of these analysts cease coverage of us or fail to regularly publish reports about us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more of such analysts publish negative reports about us, our stock price would likely decline. These occurrences could affect the price you could receive from the sale of your shares.

We do not intend to pay dividends or other distributions to our stockholders.

We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. We expect that we will retain cash generated from operations, if any, for working capital purposes and to fund the continued expansion of our business.

Our amended and restated certificate of incorporation authorizes the issuance of shares of blank check preferred stock which may prevent a change in control that stockholders may otherwise consider favorable.

Our amended and restated certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers and preferences, and the relative, participating, option or other rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. The issuance of the preferred stock could have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of our common stock.

The sale of the shares registered in this offering could cause our stock price to decline.

All shares registered in this offering will be freely tradable upon effectiveness of the registration statement relating to this offering. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and be highly volatile.

Future sales of our common stock in the public market could adversely affect the trading price of our common stock that we may issue and our ability to raise funds in new securities offerings.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We cannot predict the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock. Additionally, we have several large holders of our common stock. The sale of a significant amount of shares held by any of these stockholders at any given time could cause the trading price of our common stock to decline and be highly volatile.

We may issue a substantial amount of our common stock in connection with future acquisitions, and the sale of those shares could adversely affect our stock price.

As part of our growth strategy, we may issue additional shares of our common stock, preferred stock and other securities, including debt that is convertible or exchangeable for other securities, including our common stock, or that has rights, preferences and privileges senior to our common stock. We may file future shelf registration statements with the Commission that we may use to sell shares of our common stock, preferred stock and other securities from time to time in connection with acquisitions. To the extent that we are able to grow through acquisitions and are able to pay for such acquisitions with shares of our common stock or other securities convertible into our common stock, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our capital stock in connection with these acquisitions may be more likely to sell large quantities of their capital stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares of common stock in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business and the trading price of our common stock.

If we fail to maintain the adequacy of our internal controls, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain effective internal controls could have an adverse effect on the price of our common stock.

USE OF PROCEEDS

We estimate our net proceeds from the sale of shares by us in this offering will be approximately $4,282,500 (or $4,989,543 assuming full exercise of the underwriters’ over-allotment option), based on the offering price of $9.75 per share and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including expansion of our product offerings, facilities and infrastructure to meet the continued expected growth of the Company. We may also use a portion of the net proceeds to acquire or invest in businesses and products that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009. The “Actual” column gives our capitalization on an actual basis without giving effect to this offering or any other transactions. The “As Adjusted” column gives pro forma effect to:

•	the sale of 500,000 shares of common stock by us in this offering at the offering price of $9.75 per share; the estimated proceeds from the offering are $4,282,500, net of underwriting discounts and estimated offering expenses payable by us; and

•	our anticipated use of the net proceeds from this offering, general corporate purposes.

You should read the following capitalization data in conjunction with “Use of Proceeds,” the consolidated financial statements and related notes and the other financial information included or incorporated by reference in this prospectus.

	As of September 30,
	2009
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$8,441	$12,724

Total debt, including current portion	—	—
Stockholders’ Equity:
Common stock, $0.01 par value per share; 20,000,000 shares authorized actual and adjusted; 13,445,105 and 13,257,507 shares issued and outstanding, respectively, at September 30, 2009 and 13,945,105 and 13,757,507 shares issued and outstanding, respectively, as adjusted	135	140
Additional paid in capital	12,422	16,700
Retained earnings	3,550	3,550

Total Stockholders’ Equity	16,107	20,390

Total Capitalization	$16,107	$20,390

PRICE RANGE OF COMMON STOCK

Our common stock currently trades on The NASDAQ Capital Market under the symbol “SMED.” The last reported sales price of our common stock on The NASDAQ Capital Market on December 9, 2009 was $10.45.

Prior to our listing on The NASDAQ Capital Market, our common stock was listed on the over-the-counter (“OTC”) Bulletin Board, under the symbol “SCOM.” Our common stock commenced trading on The NASDAQ Capital Market on May 6, 2009. The table below sets forth the high and low closing prices of the Company’s common stock on the OTC Bulletin Board and NASDAQ (May 6, 2009 through December 9, 2009) for each quarter within the last two fiscal years.

	High	Low

Fiscal year ended June 30, 2008
First Quarter	$3.65	$2.50
Second Quarter	$3.10	$2.30
Third Quarter	$2.85	$2.20
Fourth Quarter	$2.80	$2.30
Fiscal year ended June 30, 2009
First Quarter	$3.07	$2.35
Second Quarter	$2.80	$1.50
Third Quarter	$3.80	$1.60
Fourth Quarter	$6.36	$3.21
Fiscal year ending June 30, 2010
First Quarter	$10.18	$6.21
Second Quarter (through December 9, 2009)	$11.91	$7.97

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain cash generated from operations for working capital purposes and to fund the continued expansion of our business and do not anticipate paying any dividends on our common stock in the foreseeable future.

SELLING STOCKHOLDERS

We have included up to 3,125,854 shares owned by the selling stockholders in the registration statement of which this prospectus is a part. The footnotes to the table below and the information incorporated herein by reference describe the material relationships that each selling stockholder has had with us within the past three years.

The information is based on information provided to us by the selling stockholders and is as of December 9, 2009. The address for each selling stockholder is c/o Sharps Compliance Corp., 9220 Kirby Drive, Suite 500, Houston, Texas 77054.

					Number of
				Number of	Shares of
				Shares of	Common	Shares of Common Stock Beneficially Owned After the Offering
				Common	Stock Offered			Number			Percent
				Stock Offered	Assuming the	Number		Assuming the		Percent	Assuming the
	Shares of Common Stock			Assuming No	Exercise of the	Assuming No		Exercise of the		Assuming No	Exercise of the
	Beneficially Owned			Exercise of the	Overallotment	Exercise of the		Overallotment		Exercise of the	Overallotment
	Before the Offering			Overallotment	Option in	Overallotment		Option in		Overallotment	Option in
Name of Selling Stockholder	Number(1)		Percent(2)	Option(1)	Full(1)	Option(1)		Full(1)		Option(2)(3)	Full(2)(4)

John W. Dalton(5)	1,672,803	(10)	12.32%	602,500	695,461	1,070,303	(10)	977,342	(10)	7.42%	6.72%
Claude A. Dance(6)	116,666	(11)	*	100,000	115,429	16,666	(18)	1,237	(21)	*	*
John R. Grow(7)	295,833	(12)	2.18%	89,583	89,583	206,250	(12)	206,250	(12)	1.43%	1.42%
Parris H. Holmes, Jr.(5)	1,398,348	(13)	10.30%	600,000	692,576	798,348	(13)	705,772	(13)	5.54%	4.85%
Dr. Burton J. Kunik(5)(8)	2,613,355	(14)	18.90%	1,037,500	1,197,578	1,575,855	(14)	1,415,777	(14)	10.74%	9.57%
F. Gardner Parker(5)	185,157	(15)	1.35%	50,000	57,715	135,157	(19)	127,442	(22)	*	*
David P. Tusa(9)	436,400	(16)	3.13%	190,417	219,797	245,983	(20)	216,603	(23)	1.68%	1.47%
Philip C. Zerrillo(5)	403,000	(17)	2.96%	50,000	57,715	353,000	(17)	345,285	(17)	2.44%	2.37%

*	Indicates less than 1.0%

(1)	Unless otherwise noted each of the persons named in the table has sole voting and investment power with respect to the shares reported, subject to community property laws where applicable and the information contained in this table and these notes.

(2)	The percentages indicated are based on (i) 13,575,605 shares of Common Stock issued and outstanding on December 9, 2009 and (ii) outstanding stock options exercisable within 60 days thereof.

(3)	Assumes the issuance of 500,000 shares of common stock which may be offered by the Company pursuant to this prospectus. Assumes the exercise of options by selling stockholders in conjunction with the transactions contemplated hereby.

(4)	Assumes the issuance of 577,146 shares of common stock which may be offered by the Company pursuant to this prospectus. Assumes the exercise of options by selling stockholders in conjunction with the transactions contemplated hereby.

(5)	Selling Stockholder is a member of the Board of Directors of the Company.

(6)	Mr. Dance is Senior Vice President of Sales and Marketing of the Company.

(7)	Mr. Grow served as the Company’s President and Chief Operating Officer from October 27, 2008 through April 27, 2009. Mr. Grow also served as a member of the Board of Directors from September 2005 to October 2009.

(8)	Dr. Kunik is Chairman of the Board, Chief Executive Officer and President of the Company.

(9)	Mr. Tusa is Executive Vice President, Chief Financial Officer and Business Development.

(10)	Includes 14,938 shares of restricted stock, subject to vesting.

(11)	Includes 116,666 shares that Mr. Dance has the right to acquire within 60 days upon the exercise of stock options.

(12)	Includes 215,833 shares of restricted stock of which 206,250 shares are subject to the terms of the April 27, 2009 Separation Agreement which provides that 75,000 of the 206,250 shares cannot be sold prior to April 1, 2010 and 131,250 of the 206,250 shares cannot be sold prior to October 31, 2010.

(13)	Includes 27,000 shares of restricted stock, subject to vesting.

(14)	Includes 250,000 shares that Dr. Kunik has the right to acquire within 60 days upon the exercise of stock options.

(15)	Includes 107,407 shares that Mr. Parker has the right to acquire within 60 days upon exercise of stock options and 27,750 shares of restricted stock, subject to vesting. Mr. Parker has pledged 53,164 shares of Company common stock as collateral for a personal loan with a commercial bank.

(16)	Includes 383,900 shares that Mr. Tusa has the right to acquire within 60 days upon the exercise of stock options.

(17)	Includes 35,000 shares that Dr. Zerrillo has the right to acquire within 60 days upon the exercise of stock options and 33,000 shares of restricted stock, subject to vesting.

(18)	Includes 16,666 shares that Mr. Dance has the right to acquire within 60 days upon the exercise of stock options.

(19)	Includes 57,407 shares that Mr. Parker has the right to acquire within 60 days upon exercise of stock options and 27,750 shares of restricted stock, subject to vesting.

(20)	Includes 203,483 shares that Mr. Tusa has the right to acquire within 60 days upon the exercise of stock options.

(21)	Includes 1,237 shares that Mr. Dance has the right to acquire within 60 days upon the exercise of stock options.

(22)	Includes 49,692 shares that Mr. Parker has the right to acquire within 60 days upon exercise of stock options and 27,750 shares of restricted stock, subject to vesting.

(23)	Includes 174,103 shares that Mr. Tusa has the right to acquire within 60 days upon the exercise of stock options.

UNDERWRITING

The underwriters named below, for which William Blair & Company, L.L.C., is acting as the representative, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders and us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as the Sole Book Running Manager and Barrington Research Associates, Inc. is acting as Co-Manager for this offering.

Number
Underwriter	of Shares

William Blair & Company, L.L.C.	3,059,000
Barrington Research Associates, Inc.	161,000

Total	3,220,000

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, which we will file as an amendment to the registration statement or as an exhibit to a current report on Form 8-K, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholders have made certain representations and warranties to the underwriters and have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representative of the underwriters has advised us that the underwriters initially propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.32 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about December 14, 2009. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 77,146 shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described above.

The selling stockholders have also granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 405,854 shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described above.

The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Total
		Without	With
	Per	Over-	Over-
	Share	Allotment	Allotment

Public offering price	$9.75	$31,395,000	$36,104,250
Underwriting discounts and commissions paid by us	$0.585	$292,500	$337,630
Underwriting discounts and commissions paid by the selling stockholders	$0.585	$1,591,200	$1,828,625
Proceeds, before expenses, to us	$9.165	$4,582,500	$5,289,543
Proceeds to selling stockholders	$9.165	$24,928,800	$28,648,452

We will pay the offering expenses of the selling stockholders, except for the portion of the SEC registration fee, the FINRA filing fee and the underwriting discounts and commissions associated with the shares of common stock sold by the selling stockholders and the selling stockholders’ legal expenses. We estimate that our total expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $300,000.

We and our directors and the selling stockholders have agreed, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly offer, sell, pledge, contract to sell, grant an option to purchase or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of our common stock (“common stock equivalents”) held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	enter into any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from shares of our common stock; or

•	exercise any registration rights with respect to any of our common stock or common stock equivalent.

The 180-day lock-up period applicable to us and to our directors and selling stockholders will automatically be extended if (1) during the last 17 days of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then the lock-up period will automatically be extended and the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event, as applicable, unless William Blair & Company, L.L.C. waives, in writing, such extension. This extension will not apply if the publication of research reports by the underwriters during the period around the expiration of this lock-up period is no longer restricted by applicable law or regulation.

The lock-up agreement does not extend to transfers of shares of common stock (i) which will be sold by a selling stockholder in this offering, (ii) acquired in open market transactions after the completion of this offering, (provided that no filing with the Commission under the Exchange Act will be permitted or required as a result of or in connection with subsequent sales of shares of our common stock acquired in open market transactions), (iii) which are issuable upon the exercise of options or warrants to purchase common stock or the conversion of a security which shares of common stock are sold in this offering, (iv) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions in the lock-up agreement, or (v) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions in the lock-up agreement.

We may grant options and issue common stock under existing stock option plans and issue shares in connection with any outstanding convertible securities or options during the lock-up period.

In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by FINRA rules, market conditions generally, and the reason for the requested release.

The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services. A prospectus in electronic format may be made available on Internet websites or through other online services maintained by the underwriters or their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s or any of its affiliates’ websites and any information contained in any other website maintained by an underwriter or any of its affiliates is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. If the underwriters sell more shares than they have the right to purchase from us pursuant to the underwriting agreement, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ Capital Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

In connection with this offering, the representative may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SMED.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

DESCRIPTION OF COMMON STOCK

The following discussion is a summary of the material terms of our common stock and provisions of our certificate of incorporation and bylaws. We encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the SEC. For more information regarding our common stock, please refer to our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of undesignated preferred stock, $0.01 par value per share. As of December 9, 2009, we had outstanding 13,575,605 shares of our common stock. As of December 9, 2009, we had 188 common stockholders of record.

Voting Rights

Each holder of common stock is entitled to one vote per share of common stock held on all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to received dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Right to Receive Liquidation Distributions

Subject to preferences that may apply to shares of preferred stock outstanding at the time, in the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

No Preemptive, Conversion, Redemption or Sinking Fund Rights

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Indemnification of Directors and Officers

Certificate of Incorporation

The amended and restated certificate of incorporation of the Company provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of a dividend or approval of a stock purchase or redemption in violation of Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper benefit.

Bylaws

The Bylaws of the Company provide that the Company shall indemnify and advance expenses to any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the Board of Directors of the Company may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reasons of being or having been directors or officers or a director or officer of the Company, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty. The Bylaws also provide that such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by-law, amendment, vote of the stockholders or otherwise.

Employment Agreements

The Company has entered into employment agreements with David P. Tusa, the Company’s Executive Vice President, Chief Financial Officer & Business Development, and Claude A. Dance, the Company’s Senior Vice President of Sales and Marketing, which provide that the Company shall indemnify and hold such person harmless from any and all claims (whether in court or before a regulatory or administrative body), liabilities, damages and expenses, including without limitation reasonable attorneys’ fees, incurred by such person or his agents, arising out of or related to the acts or omissions of such person in the provision of services or performance of duties under his employment agreement.

Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law generally provides that a corporation may indemnify any person who was or is made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, (1) in the case of a non-derivative action, against judgments, fines, amounts paid in settlement, and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and (2) in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. In the case of criminal actions and proceedings, the person also must not have had reasonable cause to believe that his or her conduct was unlawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, in view of all the circumstances of the case and despite such adjudication of liability, he is fairly and reasonably entitled to indemnity for expenses. A person sued as a director, officer, employee or agent of a corporation who has been successful in defense of the action must be indemnified by the corporation against expenses.

Provisions of Delaware Law that Could Delay or Prevent a Change in Control

The provisions of Delaware law and our amended and restated certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our company in a coercive manner as described below. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. With some exceptions, this law prohibits the Company from engaging in some types of business combinations with a person who owns 15% or more of the Company’s outstanding voting stock for a three-year period after that person acquires the stock. A business combination includes mergers, consolidations, stock sales, assets sales and other transactions resulting in a financial benefit to the interested stockholder.

Our amended and restated certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers and preferences, and the relative, participating, option or other rights and any qualifications, limitations or restrictions of the shares of each series. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

LEGAL MATTERS

Certain legal matters relating to the validity of the issuance of the shares of common stock offered hereby have been passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. McDermott Will & Emery LLP, Chicago, Illinois, will act as counsel for the representative of the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of Sharps Compliance Corp. as of June 30, 2009 and 2008, and for the years then ended incorporated herein by reference have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon and are incorporated in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares being offered under this prospectus. This prospectus, which is included in the registration statement, does not contain all of the information in the registration statement. For further information regarding the Company and our securities, please see the registration statement and our other filings with the SEC, including our annual, quarterly and current reports and proxy statements, which you may read and copy at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We furnish holders of our common stock with annual reports containing audited financial statements prepared in accordance with accounting principles generally accepted in the United States following the end of each fiscal year. We file reports and other information with the SEC pursuant to the reporting requirements of the Exchange Act.

Descriptions in this prospectus of documents are intended to be summaries of the material, relevant portions of those documents, but may not be complete descriptions of those documents. For complete copies of those documents, please refer to the exhibits to the registration statement and other documents filed by us with the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this registration statement, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the applicable offering under this prospectus is terminated, other than information furnished to the SEC under Item 2.02 or 7.01 of Form 8-K and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 22, 2009;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on October 30, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on July 31, 2009, September 29, 2009, October 5, 2009 and October 30, 2009; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 23, 2009.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than certain exhibits to such documents not specifically incorporated by reference). Requests for such copies should be directed to:

Corporate Secretary
Sharps Compliance Corp.
9220 Kirby Drive, Suite 500
Houston, Texas 77054
(713) 432-0300

3,220,000 Shares

Sharps Compliance Corp.

Common Stock

Prospectus
December 9, 2009

Sole Book-Running Manager

William Blair & Company

Barrington Research